Corresp.

Louisiana Bancorp, Inc.

1600 Veterans Memorial Boulevard

Metairie, Louisiana 70005

(504) 834-1190

May 10, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Louisiana Bancorp, Inc.

Registration Statement on Form S-1

File No. 333-141465

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Louisiana Bancorp, Inc. (the “Company”) hereby requests that the above captioned registration statement be declared effective at 9:00 a.m. on Monday, May 14, 2007, or as soon thereafter as is practicable.

In connection with this request, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company represents that it will comply with such provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 as may apply to it for this offering.

Very truly yours,

LOUISIANA BANCORP, INC.

By:	/s/ Lawrence J. LeBon, III
Lawrence J. LeBon, III
Chairman, President and Chief Executive Officer

Corresp.

Sandler O’Neill & Partners, L.P.

919 Third Avenue, 6th Floor

New York, New York 10022

May 10, 2007

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Louisiana Bancorp, Inc.

Registration Statement on Form S-1

File No. 333-141465

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Louisiana Bancorp, Inc. in requesting that the above-referenced Registration Statement on Form S-1 be declared effective at 9:00 a.m. on Monday, May 14, 2007, or as soon thereafter as is practicable.

Very truly yours,
SANDLER O’NEILL & PARTNERS, L.P.
By: Sandler O’Neill & Partners Corp., the sole general partner

/s/ Michael Lacovara
Name: Michael Lacovara
Title: Secretary